Exhibit 4.6

DESCRIPTION OF CAPITAL STOCK

The following is a summary of the material terms of our capital stock and related provisions of our Certificate of Incorporation and Bylaws. This discussion may not contain all of the information regarding our capital stock that is important to you. Reference is made to the more detailed provisions of our Certificate of Incorporation and Bylaws, copies of which are filed with the SEC as exhibits to our Annual Report on Form 10-K.

General

Our authorized capital consists of 15,000,000 shares of common stock, $0.50 par value, and no shares of preferred stock. At December 31, 2021, there were_5,637,376 shares of common stock outstanding. All issued and outstanding shares at that date were fully paid and nonassessable.

Common Stock

Dividends.   Delaware law generally limits dividends to our capital surplus or, if there is no capital surplus, our net profits for the fiscal year in which the dividend is declared and/or the preceding fiscal year. The holders of our common stock will be entitled to receive and share equally in dividends as may be declared by our board of directors out of funds legally available therefor.

Voting Rights.   The holders of our common stock have exclusive voting rights in Orange County Bancorp. They elect our board of directors and act on other matters as are required to be presented to them under Delaware law or as are otherwise presented to them by the board of directors. Each holder of common stock is entitled to one vote per share and does not have any right to cumulate votes in the election of directors.

Liquidation or Dissolution.   In the unlikely event of liquidation, dissolution or winding up of Orange County Bancorp, the holders of its common stock would be entitled to receive, after payment or provision for payment of all its debts and liabilities, all of the assets of Orange County Bancorp available for distribution.

Preemptive Rights.   Holders of the common stock of Orange County Bancorp will not be entitled to preemptive rights with respect to any shares that may be issued. The common stock is not subject to redemption.

Restrictions on Acquisition of Orange County Bancorp, Inc.

The following discussion is a general summary of the material provisions of Delaware law, our Certificate of Incorporation and bylaws and certain other regulatory provisions that may be deemed to have an “anti-takeover” effect. The following description is necessarily general and is not intended to be a complete description of the document or regulatory provision in question.

Delaware Law and Our Certificate of Incorporation and Bylaws

Directors.   The board of directors is divided into three classes. The members of each class are elected for a term of three years and only one class of directors is elected annually. Thus, it would generally take at least two annual elections to replace a majority of the board of directors. In addition, the board of directors has the power to fill board vacancies, whether occurring by reason of an increase in the number of directors or by resignation, death, removal or otherwise.

No cumulative Voting.   The Certificate of Incorporation does not provide for cumulative voting for the election of directors.

Plurality Voting.   The Certificate of Incorporation provides that the directors will be elected by the plurality of the shares voted in person or represented by proxy and entitled to vote at the meeting.

Stockholder Nominations and Proposals.   The Bylaws provide that any stockholder desiring to make a nomination for the election of directors or a proposal for new business at an annual meeting of stockholders must submit written notice to the Company at least 90 days prior to the anniversary date of the previous year’s annual meeting. In order for a stockholder to make a director nomination, such stockholder or group of stockholders must beneficially own more than 5% of the Company’s outstanding common stock and have held such stock for at least one year prior to the date of the nomination.

Special Meetings of Stockholders.   For a special stockholders’ meeting to be called by stockholders, our Bylaws require the request of record holders of at least 25% of the outstanding shares of our capital stock entitled to vote at a meeting to call a special stockholders’ meeting.

Restrictions on Removing Directors from Office.   The Bylaws provide that directors may be removed only for cause, and only by the affirmative vote of the holders of at least a majority of the voting power of all of our then-outstanding common stock entitled to vote generally in the election of directors.

Business Combinations with Related Persons.   Under the Certificate of Incorporation, business combinations between the Company and a person owning 10% or more of the Company’s stock must be approved by the affirmative vote of at least 80% of the votes entitled to be cast and a majority of the outstanding votes entitled to be cast, excluding any shares owned by a 10% stockholder. This super-majority vote requirement does not apply if two-thirds of the directors that are unaffiliated with the related person (“disinterested directors”) approve the business combination. Delaware law provides a similar restriction on business combinations with interested stockholders, which also does not apply if the business combination is approved by two-thirds of the disinterested directors.

Change in Control Law and Regulations.   Under the Change in Bank Control Act, a federal law, no person may acquire control of an insured bank or its parent holding company unless the FRB has been given 60 days’ prior written notice and has not issued a notice disapproving the proposed acquisition. The FRB takes into consideration certain factors, including the financial and managerial resources of the acquirer and the competitive effects of the acquisition. In addition, federal regulations provide that no company may acquire control of a bank without the prior approval of the FRB. Any company that acquires such control becomes a “bank holding company” subject to registration, examination and regulation by the FRB.

Control, as defined under federal law, means ownership, control of or holding irrevocable proxies representing more than 25% of any class of voting stock, control in any manner of the election of a majority of the company’s directors, or a determination by the FRB that the acquirer has the power to direct, or directly or indirectly exercise a controlling influence over, the management or policies of the institution. Acquisition of more than 10% of any class of a bank holding company’s voting stock constitutes a rebuttable determination of control under the regulations under certain circumstances including where, as is the case with Orange County Bancorp, the issuer has registered securities under Section 12 of the Securities Exchange Act of 1934. FRB regulations provide that parties seeking to rebut control will be provided an opportunity to do so in writing.

Listing and Trading

Shares of our common stock are currently traded on the NASDAQ Capital Market under the symbol “OBT.”

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is Computershare Trust Company, N.A., Canton, Massachusetts.